UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Maxeon to Supply Approximately 400MWdc of its Performance Line Solar Panels to Origis Energy

On March 17, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that the Company will supply high-efficiency bifacial solar panels to Origis Energy Ltd (“Origis”) for use in utility-scale projects in the United States. A copy of the press release is filed herewith as Exhibit 99.1.

In line with the Company’s efforts to expand sales of its Performance line solar panels to US utility-scale customers, on March 14, 2022, Maxeon Americas, Inc., a subsidiary of the Company (“Maxeon”) entered into a Solar Module Supply Agreement (the “Supply Agreement”) with a wholly-owned subsidiary of Origis. Under the Supply Agreement, Maxeon has agreed to sell approximately 400MWdc of its Performance line solar panels for use in Origis’ utility-scale projects located in the United States. Deliveries are scheduled to begin in June 2023, with the final solar panel deliveries scheduled for December 2023. Under the Supply Agreement, Origis has agreed to make an advance payment equal to approximately thirty percent of the total Supply Agreement price. Half of the advance payment will be made in March 2022 and the other half will be paid in December 2022.

The Supply Agreement contains certain technical terms and conditions, such as setting out detailed quality, testing, and performance specifications. In the event the Company is unable to deliver conforming solar panels pursuant to the required delivery schedule, the Company is required to pay damages for such delivery delays subject to an agreed upon cap. In the event that delay damage liability reaches the cap, Origis may terminate the Supply Agreement for cause. All solar panels will be covered by a 12-year product warranty, and a 30-year power warranty. The Supply Agreement also contains a termination for convenience provision whereby Origis may terminate the Supply Agreement early (in whole or in part), provided Origis pays certain liquidated damages to the Company. The Supply Agreement also contains provisions customary within the solar industry such as limitation of liability, termination for cause, force majeure, change in law, a tariff-sharing arrangement, compliance with applicable environmental, social and governance laws, and credit support requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 17, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release dated March 17, 2022